CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107    FORT WORTH, TEXAS 76102-4987    HOUSTON, TEXAS 77002-5008
512-249-7000    817- 336-2461    713-651-9944
www.cgaus.com

January 28, 2019

Magnolia Oil & Gas Operating LLC
9 Greenway Plaza, Suite 1300
Houston, Texas 77046
Re:    Evaluation Summary
Magnolia Oil & Gas Operating LLC Interests
Total Proved Reserves
As of December 31, 2018

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue
Ladies and Gentlemen:
As requested, this report was completed on January 28, 2019 for Magnolia Oil & Gas Operating LLC (“Magnolia”) for the purpose of public disclosure by Magnolia in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of Magnolia reserves, which are made up of oil and gas properties in various fields in Texas. This report, with an effective date of December 31, 2018, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the composite summary table below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	MBBL	32,288.70	2,926.90	35,215.50	15,396.10	50,611.70
Gas	MMCF	144,768.00	4,267.80	149,035.90	27,108.20	176,144.10
NGL	MBBL	15,835.50	629.90	16,465.40	4,121.70	20,587.20
Revenue
Oil	- M$	2,179,624.00	198,630.30	2,378,254.30	1,043,434.90	3,421,689.00
Gas	- M$	405,847.50	10,629.40	416,476.90	73,047.50	489,524.30
NGL	- M$	419,332.00	17,053.30	436,385.30	104,029.00	540,414.20

Severance Taxes	- M$	140,751.30	10,612.50	151,363.80	54,893.90	206,257.70
Ad Valorem Taxes	- M$	46,361.20	3,019.80	49,381.10	16,772.00	66,153.00
Operating Expenses	- M$	523,604.00	28,406.70	552,010.70	121,666.80	673,677.30
Misc. Expenses 1	- M$	186,130.70	1,159.60	187,290.30	46,493.20	233,783.50
Misc. Expenses 2	- M$	83,902.00	1,944.70	85,846.70	6,985.20	92,831.90
Other Deductions	- M$	144,689.20	3,460.90	148,150.20	42,168.40	190,318.80
Investments	- M$	41,126.00	7,855.10	48,981.10	211,075.90	260,057.00
Net Cash Flows	- M$	1,838,238.50	169,853.80	2,008,092.30	720,455.90	2,728,548.30
Discounted @ 10% (Present Worth)	- M$	1,317,055.50	130,219.90	1,447,275.50	507,291.90	1,954,567.50

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual

Magnolia Oil & Gas Operating LLC
January 28, 2019

rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil and NGL volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.    Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Hydrocarbon Pricing
The base oil and gas prices calculated for December 31, 2018 were $65.56 per barrel and $3.100 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2018 and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2018.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties was estimated to be $67.607 per barrel for oil, $2.779 per MCF for gas and $26.250 per barrel for natural gas liquids. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by Magnolia and were thoroughly reviewed by us for accuracy and completeness. Lease operating expenses were calculated based on historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Magnolia’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

This evaluation includes 85 commercial proved undeveloped locations. Each of the drilling locations proposed conform to the proved undeveloped standards as set forth by the SEC. In our opinion, Magnolia has indicated they have every intent to complete this development plan as scheduled. Furthermore, Magnolia has indicated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Magnolia Oil & Gas Operating LLC
January 28, 2019

Reserve Estimation Methods
Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing and undeveloped reserve estimates were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Magnolia properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included on commercial proved wells at the end of the economic life. The cost of plugging and salvage value of equipment at abandonment have not been included elsewhere herein.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Magnolia Oil & Gas Operating LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Magnolia Oil & Gas Operating LLC
January 28, 2019

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
    TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
President